EXHIBIT 12

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Three Months
	Ended		Years Ended December 31,
	March 31, 2016		2015		2014	2013	2012	2011

Income (loss) from continuing operations before income taxes	$(265,034)		(3,282,262)		1,252,270	1,472,687	1,368,010	1,167,875

Distributions (less than) greater than equity in earnings of affiliates	(318)		4,104		4,962	5,204	6,648	2,622

Previously capitalized interest charged to earnings during period	3,123		27,201		19,760	16,896	18,061	18,757

Interest and expense on indebtedness, excluding capitalized interest	30,220		117,375		115,819	71,900	14,932	40,700

Interest portion of rentals(1)	7,409		26,932		46,528	44,478	42,103	42,235

Earnings (loss) before provision for taxes and fixed charges	$(224,600)		(3,106,650)		1,439,339	1,611,165	1,449,754	1,272,189

Interest and expense on indebtedness, excluding capitalized interest	30,220		117,375		115,819	71,900	14,932	40,700

Capitalized interest	1,841		7,290		20,605	52,523	39,173	15,131

Interest portion of rentals(1)	7,409		26,932		46,528	44,478	42,103	42,235

Total fixed charges	$39,470		151,597		182,952	168,901	96,208	98,066

Ratio of earnings to fixed charges	–	(2)	–	(2)	7.9	9.5	15.1	13.0

(1)Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.

(2)Earnings for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were inadequate to cover fixed charges by $264,070 and $3,258,247, respectively.

Ex. 12-1